Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 11 DATED NOVEMBER 27, 2019

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Announce the declaration of distributions;

Declaration of Distributions

On October 31, 2019, our Manager authorized a daily cash distribution of $0.0021282192 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on November 1, 2019 and ending on November 30, 2019 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about December 15, 2019.

This distribution equates to approximately 8.0% on an annualized basis assuming a $9.71 per share net asset value, and approximately 7.7% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning November 1, 2019 and ending November 30, 2019. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.